Exhibit 21.1

SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION OR FORMATION

HouseValues, LLC	Nevada

Soar Solutions, Inc.	Illinois

The Loan Page, Inc.	Delaware

FastStart Real Estate Services, LLC	Nevada

FastStart Real Estate Services (California), Inc.	Nevada

FastStart Real Estate Services (Canada) Corporation	Nova Scotia